

December 30, 2019

Brian Markison
Chief Executive Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: Osmotica Pharmaceuticals plc**
> **Registration Statement on Form S-1**
> **December 20, 2019**
> **File No. 333-235661**

Dear Mr. Markison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig E. Marcus - Ropes & Gray LLP